Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following letter was distributed to CBOT members on May 20, 2004.

May 19, 2004

Dear Fellow Members:

When I took office 15 months ago, many in the industry were predicting our demise. Today, it is clear that our critics underestimated the competitive spirit of the Chicago Board of Trade. Over the past several months, the exchange has introduced many successful initiatives to grow and maximize the value of the CBOT. I am proud to say, our actions have delivered a model of vitality and strength that has benefited all CBOT members and their varied interests.

As Chairman, I would like to thank the CBOT membership for their strong support during such challenging times. I would also like to thank the Board of Directors for their dedication and hard work on many of the tough issues we have faced. And I am very grateful for the outstanding leadership of President and CEO Bernie Dan, and the remarkable team he has assembled.

The numbers speak for themselves. April volume topped 53 million contracts and was the best month ever in exchange history. Year-to-date, volume is up 50 percent. The most recent sale of a full seat was for $810,000, the highest level since 1997. And thanks to good fiscal management, our financial position remains sound. One consistent factor is driving these successes: prudent and forward-looking business decisions made by exchange leadership during the last year and a half.

In the first five months of 2004, the industry already has been reaping the full benefits created by the Common Clearing Link (CCL) with the Chicago Mercantile Exchange and our new superior electronic trading platform. The CCL enabled industry participants to reduce the amount of capital committed to clearing futures transactions at the CME and the CBOT by an aggregate of about $1.7 billion, which is $100 million more than initially estimated by the exchange.

We promised our market users that we would enhance the CBOT’s trading environment by employing the world’s best electronic system for trading futures and futures-options, and that is exactly what the CBOT now offers. The overwhelmingly positive response to this change only confirms that we made the right choice. Our new platform users are impressed with the increased speed and functionality of the system, as well as the value it adds to their businesses.

In an effort to further increase the value of our exchange, we have made great strides in expanding CBOT product distribution and broadening access to our markets worldwide. Launched in February of this year, the e-cbot permit program was designed to aggressively target the European proprietary trading community, a group that historically generated a tremendous amount of volume for exchanges abroad but traded less actively in the United States.

I am happy to report that since introducing the permit program, the number of CBOT European market participants has increased sharply. To date, 23 new European firms have signed up to trade CBOT markets through the program. Several of those firms have expressed an interest in leasing seats, a trend we expect to continue. Because our industry is without borders, the exchange understands the importance of cultivating new market users, particularly those that we may not have pursued aggressively in the past.

The CBOT’s strategy for growing its international base of market users is closely tied to technology. Last month, together with our technology provider Euronext.Liffe, we established a telecom hub in Gibraltar. The rapidly expanding trading community there now has a cost-effective method of connecting to the exchange, and I expect CBOT volume to continue to grow from new market users the hub and e-cbot permit program already have attracted.

Firms located remotely are very interested in trading our highly liquid and transparent markets, particularly if we make it easy for them to do so. Currently, we are exploring opportunities to install hubs in Asia and other locations worldwide.

We see tremendous untapped potential in Asia’s burgeoning markets. Our first goal is to increase business opportunities coming out of Japan, as the conditions there are optimal for us to reap the largest amount of potential business. The second goal is focusing on the business opportunities open to us in the rest of the Asian region, particularly Taiwan and China.

As a part of our international outreach efforts, I recently traveled to Europe to talk to customers and discuss the issues of most importance to them. The feedback I received was extremely positive, and I was encouraged by the obvious enthusiasm that exists abroad for trading our markets.

We also are increasing our discussions with customers regarding the development of new products. As part of the CBOT’s renewed emphasis on providing market users with the highest level of service, we are working very closely with customers to insure that our new products fit an unquestionable need in the marketplace. To that end, in mid-February I visited Brazil to meet with key companies involved in the soybean market, as well as government officials, as the CBOT explores the possibility of launching a South American soybean contract.

While seeking customer input, we are designing contracts that take advantage of the liquidity in our existing suite of products. One example of this strategy at work is the

CBOT’s efforts in creating a corn-based ethanol futures contract, scheduled to launch later this year. The product will complement CBOT corn futures contracts, the world’s most liquid, and likely offer additional spread trading opportunities. Another product that illustrates this approach is the Dow Jones CBOT Treasury Index futures contract, which we expect to roll out in the second half of the year. The product will draw upon our highly liquid and transparent U.S. Treasury futures market as its underlying components.

Our strategy to improve CBOT’s overall trading environment extends well beyond the products and services we offer our members and customers. It is my number one priority to deploy technology to automate and standardize service levels. As you know, we have established new performance standards for the trading floor, designed to make trading execution faster and more efficient. I want to thank you for your cooperation and support with these initiatives, which are crucial to maintaining the CBOT’s highly competitive stance.

Finally, I wanted to update you on the status of our restructuring proposal. I have very good news to report. On May 18, 2004, the court granted preliminary approval of our settlement agreement with the plaintiffs in the minority member lawsuit. Once this settlement receives final court approval and the Securities and Exchange Commission (SEC) declares our registration statement effective, we can then move forward with a membership vote and complete our restructuring process. After this process is completed, we can pursue a strategy of unlocking the value of this great institution.

It is always a challenge to balance the needs of our diverse membership, but I assure you that we are pursuing the best strategies to grow our exchange. Our recent successes further underscore that by working together, we are creating greater overall value for all CBOT members.

Please feel free to contact me with any questions you might have.

Regards,

/s/    Charles P. Carey

Charles P. Carey

Chairman

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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